FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY, 2007

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

1066 West Hastings Street , Suite #1640, Vancouver, B.C. Canada, V6E 3X1

(Address of principal executive offices)

Attachments:

1.

News Release dated February 13, 2007- Logan Resources Secures Drill Contracts and Geological Team for its Yukon Exploration Program

2.

News Release dated February 26, 2007- Technical Report to Cover Logan Resources’ Uranium Project in the Athabasca Basin

3.

Interim Financial Statements Nine Months Ended December 31, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  March 7, 2007

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

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LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V:LGR

PK (USA):LGREF

Tuesday, February 13, 2007

LOGAN RESOURCES SECURES DRILL CONTRACTS AND GEOLOGICAL TEAM FOR ITS YUKON EXPLORATION PROGRAMS

Logan Resources Ltd. (TSXV:LGR) today announced that it has secured a diamond drill contract with Kluane Drilling Ltd. of Whitehorse, Yukon as well as an RC drill contract with Derex Drilling Services Ltd. of Armstrong, BC for its drill programs in the Yukon this summer. Both companies have extensive experience, suitable equipment and experienced drill crews. In addition, the Company has four geologists to manage the extensive exploration and drill programs, at its Shell Creek, Cheyenne, Heidi and May Creek properties, which are planned for this spring/summer.

“In this competitive environment where drills and qualified people are so scarce, we are delighted that our projects are able to attract such a strong geological team and interest such well reputed drill companies,” said Seamus Young, President and CEO.

Logan Resources is well financed to carry out its aggressive exploration programs. As at September 30, 2006 the Company had $4.3 million in its treasury. Since then, the Company completed a private placement raising $508,000 in December 2006. Additionally, 596,500 warrants priced at $0.35 were exercised during January 2007, netting the company an additional $208,775.  Please refer to SEDAR to view the Company’s financial statements.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing Canadian mineral properties. For more information on the property portfolio and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”
President and CEO

For Further Information Please Contact:

Seamus Young, President & CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223

Michael Hibbitts, Vice President – Exploration (Qualified Person)

E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

NEWS RELEASE

TSX-V: LGR

PK (USA):LGREF

Monday February 26, 2007

TECHNICAL REPORT TO COVER LOGAN RESOURCES’ URANIUM PROJECT IN THE ATHABASCA BASIN

Logan Resources Ltd. (TSX-V:LGR) today announced that it has been advised by ESO Uranium Corp. (TSXV:ESO) that they have engaged MPH Consulting Ltd., an independent firm with considerable experience in the Athabasca Basin, to complete a NI 43-101 technical report which will include coverage of Logan’s claims.

ESO has actively explored and completed a preliminary drill program on Logan’s claims to earn a 50% interest in the property and will continue to evaluate the uranium mineralization that has been identified.  In the preliminary drill program, ESO acting as operator, intersected uranium on Logan's claims in two of eight holes. Highlights include 0.823% uranium oxide over 1 m (see Logan news release -- May 10, 2006). The mineralization that has been previously reported is located in the same geological units as the Cluff Lake deposit. The two claims covering 18,661 acres (7,552 hectares) are located on the Carswell Dome, otherwise known as the Cluff Structure in the Athabasca Basin.

The companies are working diligently towards a Joint Venture agreement.  For clarification, Logan refers to its claims as the Carswell project. ESO identifies them as the Gorilla Lake or Cluff Lake project.

Michael Hibbitts, P. Geo, Vice President Exploration is the Qualified Person for Logan's properties.

The Company will be exhibiting at the PDAC in Toronto, March 4-7, 2007 at the Metro Toronto Convention Centre in Booth 2003.

Logan Resources Ltd. is a mineral exploration company that specializes in acquiring, exploring and advancing early-stage Canadian mineral properties. It has seven Canadian mineral projects in its portfolio with discovery potential. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

“Seamus Young”
Seamus Young President and CEO

For Further Information Please Contact:

Seamus Young, President& CEO

E: syoung@loganresources.ca T: 604-689-0299 x.223

Michael Hibbitts, Vice President – Exploration (Qualified Person)

E: mhibbitts@loganresources.ca T: 604-689-0299 x.228

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD. (An Exploration Stage Company) INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

The financial statements for the nine-month period ended December 31, 2006 have not been reviewed by the Company’s auditors.

LOGAN RESOURCES LTD. (An Exploration Stage Company) INTERIM BALANCE SHEETS (UNAUDITED – PREPARED BY MANAGEMENT)

		December 31	March 31
		2006 - $ -	2006 - $ -

A S S E T S

CURRENT ASSETS
Cash		880,245	265,565
Cash committed for mineral exploration		2,726,298	250,940
Short-term investment		-	50,000
Amounts receivable		168,227	96,309
Marketable securities		53,050	75,000
Prepaid expenses		310,100	1,667
Related parties (Note 9)		537	-
		4,138,457	739,481

PROPERTY BONDS		5,000	5,000

CAPITAL ASSETS (Note 3)		41,378	31,450

MINERAL INTERESTS (Note 4)		3,620,492	1,703,741

		7,805,327	2,479,672

L I A B I L I T I E S

CURRENT LIABILITIES
Accounts payable		79,342	46,247
Related parties (Note 9)		1,785	134,020
		81,127	180,267

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)		12,094,922	6,370,101

SHARE SUBSCRIPTIONS RECEIVABLE		(47,000)	(177,000)

CONTRIBUTED SURPLUS (Note 7)		388,743	296,818

DEFICIT		(4,712,465)	(4,190,514)

		7,724,200	2,299,405

		7,805,327	2,479,672

APPROVED BY THE DIRECTORS

Signed:	“Seamus Young”

Signed:	“Judith Mazvihwa”

- See Accompanying Notes -

LOGAN RESOURCES LTD. (An Exploration Stage Company) INTERIM STATEMENTS OF LOSS AND DEFICIT (UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended December 31		Nine Months Ended December 31
	2006 - $ -	2005 - $ -	2006 - $ -	2005 - $ -

EXPENSES
Administration salaries	61,937	37,201	216,734	96,388
Amortization	3,092	997	9,278	2,686
Business development	49,046	20,435	163,107	89,387
Management fees	15,000	7,499	45,000	22,500
Office and miscellaneous	21,680	11,012	85,940	38,375
Professional fees	21,695	12,075	71,453	36,442
Stock-based compensation	(4,744)	-	146,015	70,862
Transfer agent and filing fees	8,988	4,891	46,655	15,600
Gain on sale of securities	(59,465)	(20,790)	(160,129)	(20,790)
Interest income	(25,950)	-	(106,052)	-
Impairment loss on marketable securities	-	-	3,950	-

	91,279	73,320	521,951	351,450

NET LOSS FOR PERIOD	(91,279)	(73,320)	(521,951)	(351,450)

DEFICIT, BEGINNING OF PERIOD	(4,621,186)	(4,289,034)	(4,190,514)	(4,010,904)

DEFICIT, END OF PERIOD	(4,712,465)	(4,362,354)	(4,712,465)	(4,362,354)

NET LOSS PER SHARE	(0.003)	(0.004)	(0.017)	(0.019)

WEIGHTED AVERAGE SHARES OUTSTANDING	32,207,559	18,107,915	30,738,396	18,107,915

- See Accompanying Notes -

LOGAN RESOURCES LTD. (An Exploration Stage Company) INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED – PREPARED BY MANAGEMENT)

	Three Months Ended December 31		Nine Months Ended December 31
	2006 - $ -	2005 - $ -	2006 - $ -	2005 - $ -

Operating Activities:
Net loss for the period	(91,279)	(73,320)	(521,951)	(351,450)
Items not involving cash:
Amortization	3,092	997	9,278	2,686
Gain on sale of Marketable Securities	(59,465)	(20,790)	(160,129)	(20,790)
Impairment loss on marketable securities	-	-	3,950	-
Stock-based compensation	(4,744)	-	146,015	70,862

Changes in non-cash working capital
Amounts receivable	21,326	24,064	(71,918)	7,167
Prepaid expenses	(275,600)	(5,350)	(308,433)	(3,528)
Accounts payable and accrued liabilities	(250,562)	(30,401)	33,095	(9,489)
Due from related parties	10,113	-	(537)	-
Due to related parties	(34,399)	59,953	(132,235)	168,112
Net cash used in operating activities	(681,518)	(44,847)	(1,002,865)	(136,430)

Investing Activities:
Sale of short term investment	-	-	50,000	-
Purchase of Marketable securities	-	(6,250)	-	(6,250)
Proceeds on sale of Marketable securities	65,465	28,690	178,129	28,690
Acquisition of property and equipment	-	-	(19,206)	(13,204)
Acquisition of and expenditures on mineral properties	(359,965)	(43,927)	(1,688,751)	(441,409)
Net cash used in investing activities	(294,500)	(21,487)	(1,479,828)	(432,173)

Financing Activities:
Proceeds from issuance of shares	525,500	323,000	5,610,075	685,000
Share issuance costs	(22,210)	-	(167,344)	-
Share subscriptions received	-	-	130,000	-
Net cash provided by financing activities	503,290	323,000	5,572,731	685,000

Increase (decrease) in cash during period	(472,728)	256,666	3,090,038	116,397

Cash at beginning of period	4,079,271	245,140	516,505	385,409

Cash at end of period	3,606,543	501,806	3,606,543	501,806

Cash and Cash Equivalents consist of:
Cash	880,245	198,677	880,245	198,677
Cash committed for mineral exploration	2,726,298	303,129	2,726,298	303,129
	3,606,543	501,806	3,606,543	501,806

Non-cash Investing and Financing Activities
Mineral expenditure tax credits receivable	-	81,559	-	81,559
Shares issued for acquisition of mineral interests	550,000	30,000	650,000	30,000
Shares issued for agents commission	467,500	13,875	467,500	13,875
Supplementary disclosures:
Interest paid	-	-	-	-
Income taxes paid	-	-	-	-

- See Accompanying Notes -

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain ore reserves, which are economically recoverable. In the ordinary course of business, the Company sells or options property interests to third parties, accepting as consideration cash and/or securities of the acquiring party.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

These financial statements have been prepared on the going concern basis which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. The ability to continue as a going concern is dependent upon the Company achieving profitable operations, and/or securing adequate additional financing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for financial statements and on a basis consistent with the policies set out in the Company’s annual audited financial statements for the year ended March 31, 2006. However, certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s audited financial statements including the notes thereto for the year ended March 31, 2006.

The carrying amount of marketable securities is reduced to market value when the decline in value is other than temporary. As at December 31, 2006, the fair market value of the securities held was $403,200 (March 31, 2006 - $440,600).

3.	CAPITAL ASSETS

	December 31, 2006			March 31 2006
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	- $ -	- $ -	- $ -	- $ -

Automotive	15,836	4,427	11,409	15,328
Computer equipment	3,254	2,338	916	1,526
Field equipment	22,216	3,493	18,723	1,881
Office furniture and equipment	12,438	3,665	8,773	10,639
Software	2,769	1,212	1,557	2,076
	56,513	15,135	41,378	31,450

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS
	A summary of expenditures incurred relating to the Company’s mineral interests is as follows:

		December 31	Current	March 31
		2006	expenditures	2006
	Albert Creek, British Columbia	- $ -	- $ -	- $ -
	Acquisition costs	40,757	-	40,757
	Cumulative exploration expenditures	148,058	-	148,058
	Accommodation and meals	408	408	-
	Assay	7,807	-	7,807
	Equipment rental	4,600	-	4,600
	Field supervision	8,750	5,250	3,500
	Fuel	700	700	-
	Geologist	120	-	120
	Helicopter	13,365	990	12,375
	Licenses and permits	312	-	312
	Line cutting	47,811	-	47,811
	Miscellaneous	4,030	-	4,030
	Surveys	8,585	-	8,585
	Transportation	1,906	-	1,906
	Recovery per option payment (Note 4(a))	(100,000)	-	(100,000)
		187,209	7,348	179,861
	Antler Creek, British Columbia
	Acquisition costs	42,213	13,440	28,773
	Cumulative exploration expenditures	28,899	-	28,899
	Miscellaneous	725	-	725
	Supervision	1,750	250	1,500
	Surveys	2,655	-	2,655
		76,242	13,690	62,552
	Carswell, Saskatchewan
	Cumulative exploration expenditures	-	-	-
	Mapping	1,250	1,250	-
	Option payments received	(3,500)	-	(3,500)
	Field supervision	9.750	6,250	3,500
		7,500	7,500	-
	Cheyenne, Yukon
	Acquisition costs	248,855	157,800	91,055
	Accommodation and meals	3,629	3,629	-
	Assay	6,174	913	5,261
	Equipment rental	3,000	3,000	-
	Fuel	22,931	22,931	-
	Geologist	15,864	15,864	-
	Geophysics	9,338	9,338	-
	Helicopter	28,333	28,333	-
	Mapping	8,107	754	7,353
	Supplies & miscellaneous	4,290	4,259	31
	Supervision	11,813	8,063	3,750
	Support wages	2,500	-	2,500
	Surveys	3,185	-	3,185
	Transportation	5,149	5,149	-
		373,168	260,033	113,135

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

		December 31	Current	March 31
		2006	Expenditures	2006
		- $ -	- $ -	- $ -
	Heidi, Yukon
	Acquisition costs	288,504	59,053	229,451
	Cumulative exploration expenditures	49,768	-	49,768
	Accommodation and meals	86,844	86,844	-
	Assay	5,626	5,376	250
	Diamond drilling	59,410	59,410	-
	Fuel	67,357	67,357	-
	Geologist	42,548	41,710	838
	Helicopter	227,048	227,048	-
	Licenses and permits	2,500	-	2,500
	Mapping	723	298	425
	Supervision	15,346	11,250	4,096
	Supplies & miscellaneous	20,116	20,045	71
	Surveys	1,545	110	1,435
	Transportation	10,420	10,420	-
	Wages	40,883	29,183	11,700
	Tax credits recoverable	(1,030)	-	(1,030)
		917,608	618,104	299,504
	Redford, British Columbia
	Acquisition costs	32,288	-	32,288
	Cumulative exploration expenditures	260,043	-	260,043
	Assay	363	363	-
	Supervision	750	500	250
		293,444	863	292,581
	Shell Creek, Yukon
	Acquisition costs	382,081	77,050	305,031
	Cumulative exploration expenditures	107,368	-	107,368
	Accommodation and meals	99,088	99,088	-
	Assay	67,339	45,875	21,464
	Diamond drilling	159,511	159,511	-
	Equipment rental	14,481	4,919	9,562
	Filing fees	21,438	11,286	10,152
	Fuel	67,533	67,533	-
	Geologist	86,766	81,929	4,837
	Geophysics	13,610	13,610	-
	Helicopter	381,241	228,434	152,807
	Licenses and permits	3,400	500	2,900
	Line cutting	13,400	-	13,400
	Mapping	2,036	2,036	-
	Mobilization	3,468	-	3,468
	Supervision	39,509	15,463	24,046
	Supplies & miscellaneous	49,379	40,555	8,824
	Surveys	158,722	26,511	132,211
	Travel & transport	50,733	10,166	40,567
	Wages	31,986	31,986	-
	Tax credits recoverable	(80,529)	-	(80,529)
		1,672,560	916,452	756,108
	May Creek, Yukon
	Acquisition costs	85,332	85,332	-
	Fuel	564	564	-
	Geophysics	475	475	-
	Helicopter	4,875	4,875	-
	Mapping	515	515	-
	Supervision	1,000	1,000	-
		92,761	92,761	-

	Total Exploration Expenditures	3,620,492	1,916,751	1,703,741

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	a)	Albert Creek Property (Liard Mining Division, B.C.)

Pursuant to an option agreement with two individuals, including the President of the Company, the Company owns the right to earn a 100% interest (75% has been earned), subject to a 2% NSR royalty, in eleven mineral claims (159 units). This option (as amended on April 15, 2004) is exercisable in three stages. The first stage (51%) has been completed by paying $10,000 of out-of-pocket staking costs (paid by issuing 100,000 shares at $0.10 per share) and incurring $75,000 of exploration expenditures. The second stage (24%) has been completed by issuing 240,000 shares at a fair value of $0.10 per share, and incurring a further $100,000 of exploration expenditures. To exercise the third stage (25%), the Company must issue a further 360,000 shares by September 30, 2007. The Company will then have the right to acquire 50% of the NSR royalty by paying $1,000,000 to the Optionors by September 30, 2008.

	b)	Antler Creek Property (Cariboo Mining Division, B.C.)

The Antler Creek property consists of 49 claims representing 64 units. The Company holds a 100% interest in the property, subject to a 2% NSR royalty, held by two individuals, including the son of the President of the Company.

	c)	Carswell Property (Saskatchewan)

In fiscal 2005, the Company staked 2 claims covering a total area of 7,552 hectares on the Carswell Dome Formation, Saskatchewan.
Pursuant to an option agreement dated March 2, 2005, the Company granted an option to a third party to earn a 50% interest in the Carswell Property.

To earn this interest the Optionee paid $25,000 cash and must issue 200,000 of its shares and incur a total of $300,000 in exploration expenditures as follows:

Share consideration to be made:

(i) 100,000 shares to be issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);

(ii) a further 50,000 shares to be issued on or before March 14, 2006 (issued) and

(iii) a further 50,000 shares to be issued on or before March 14, 2007.

Exploration expenditures to be incurred:

(i) $25,000 on or before March 14, 2006 (incurred);

(ii) a further $50,000 on or before March 14, 2007;

(iii) a further $75,000 on or before March 14, 2008 and

(iv) a further $150,000 on or before March 14, 2009.

Upon completion of the above expenditures a joint venture will be entered into between the parties.

	d)	Cheyenne Property (Mayo Mining District, Yukon Territory)

The Cheyenne property consists of 364 mineral claims in the Mayo Mining District, Yukon Territory. The Company holds a 100% interest in the property, subject to a 2% NSR royalty. In order to exercise the option the Company must pay $300,000, issue 1,000,000 common shares and incur $500,000 of exploration expenditures, all in stages over a period of four years as follows:

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	d)	Cheyenne Property (Mayo Mining District, Yukon Territory) (Continued)

Cash considerations to be made:

		(i)	$10,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
		(ii)	a further $40,000 paid on or before June 21,2006 (paid);
		(iii)	a further $50,000 paid on or before December 23, 2006 (paid);
		(iv)	a further $60,000 to be paid on or before December 23, 2007;
		(v)	a further $70,000 to be paid on or before December 23, 2008;
		(vi)	a further $70,000 to be paid on or before December 23, 2009.

Share considerations to be made:

		(i)	200,000 shares issued within 5 days of TSX Venture Exchange approval (issued);
		(ii)	200,000 shares issued on or before December 23, 2006 (issued);
		(iii)	200,000 shares to be issued on or before December 23, 2007;
		(iv)	200,000 shares to be issued on or before December 23, 2008; and
		(v)	200,000 shares to be issued on or before December 23, 2009.

Exploration expenditures to be incurred:

		(i)	$100,000 in 2007;
		(ii)	$100,000 in 2008;
		(iii)	$150,000 in 2009; and
		(iv)	$150,000 in 2010.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor prior to the Commercial Production Date, for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

If the property is not in production by March 1, 2015, advance royalty payments will be made as follows:

		(i)	$25,000 on March 1, 2015;
		(ii)	$25,000 on March 1, 2016;
		(iii)	$25,000 on March 1, 2017; and
		(iv)	$25,000 on March 1, 2018.

	e)	Heidi Property (Mayo Mining District, Yukon Territory)

The Heidi property consists of 54 mineral claims in the Mayo Mining District, Yukon Territory. 34 claims were acquired through staking and the remaining 20 are held pursuant to an option agreement dated April 8, 2003 that gives the Company the right to acquire a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $180,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $600,000 as follows:

Cash considerations to be made:

		(i)	$15,000 paid upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
		(ii)	a further $10,000 paid on or before July 15, 2003 (paid);
		(iii)	a further $15,000 paid on or before January 15, 2004 (paid);
		(iv)	a further $15,000 paid on or before July 15, 2004 (paid);
		(v)	a further $17,500 paid on or before January 15, 2005 (paid);
		(vi)	a further $17,500 paid on or before July 15, 2005 (paid);
		(vii)	a further $20,000 paid on or before January 15, 2006 (paid);
		(viii)	a further $20,000 paid on or before July 15, 2006 (paid);
		(ix)	a further $25,000 to be paid on or before January 15, 2007; and
		(x)	a further $25,000 to be paid on or before July 15, 2007.

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	e)	Heidi Property (Mayo Mining District, Yukon Territory) (Continued)

Share considerations to be made:

		(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
		(ii)	100,000 shares issued on or before July 15, 2003 (issued);
		(iii)	50,000 shares issued on or before January 15, 2004 (issued);
		(iv)	50,000 shares issued on or before July 15, 2004 (issued);
		(v)	100,000 shares issued on or before January 15, 2005 (issued);
		(vi)	100,000 shares issued on or before July 15, 2005 (issued);
		(vii)	100,000 shares issued on or before January 15, 2006 (issued);
		(viii)	100,000 shares issued on or before July 15, 2006 (issued);
		(ix)	150,000 shares to be issued on or before January 15, 2007; and
		(x)	150,000 shares to be issued on or before July 15, 2007.

Exploration expenditures to be incurred:
		(i)	$75,000 by April 8, 2004 (incurred);
		(ii)	$175,000 in aggregate by April 8, 2005 (incurred);
		(iii)	$300,000 in aggregate by April 8, 2006 (incurred);
		(iv)	$450,000 in aggregate by April 8, 2007; and
		(v)	$600,000 in aggregate by April 8, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

During the prior year, the Company staked a further 18 claims to bring the total property to 54 claims.

	f)	Redford Property (Alberni Mining Division, B.C.)

The Company has a 100% interest in 25 claims (432 units) in the Alberni Mining Division, B.C.

	g)	Shell Creek Property (Dawson Mining District, Yukon Territory)

The Shell Creek property consists of 628 mineral claims in the Dawson Mining District, Yukon Territory. 558 claims were acquired through staking and the remaining 70 are held pursuant to an option agreement dated January 1, 2003, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $155,000 cash consideration, issue a total of 1,000,000 shares and incur exploration expenditures aggregating $1,550,000 as follows:

Cash considerations to be made:

		(i)	$10,000 paid to cover certain expenditures (paid);
		(ii)	a further $15,000 paid upon acceptance of the option agreement by the TSX Venture Exchange (paid);
		(iii)	a further $25,000 paid on or before January 1, 2004 (paid);
		(iv)	a further $30,000 paid on or before January 1, 2005 (paid);
		(v)	a further $35,000 paid on or before January 1, 2006 (paid); and
		(vi)	a further $40,000 to be paid on or before January 1, 2007.

	g)	Shell Creek Property (Dawson Mining District, Yukon Territory) (Continued)

Share considerations to be made:

		(i)	100,000 shares issued upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
		(ii)	a further 100,000 shares issued on or before July 1, 2003 (issued);

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

4.	MINERAL INTERESTS (Continued)

	g)	Shell Creek Property (Dawson Mining District, Yukon Territory) (Continued)

Share considerations to be made: (Continued)

		(iii)	a further 200,000 shares issued on or before January 1, 2004 (issued);
		(iv)	a further 100,000 shares issued on or before January 1, 2005 (issued);
		(v)	a further 100,000 shares issued on or before January 1, 2006 (issued);
		(vi)	a further 200,000 shares to be issued on or before January 1, 2007; and
		(vii)	a further 200,000 shares to be issued on or before January 1, 2008.

Exploration expenditures to be incurred:

		(i)	$150,000 before January 1, 2004 (incurred);
		(ii)	$350,000 in aggregate before January 1, 2005 (incurred);
		(iii)	$650,000 in aggregate before January 1, 2006 (incurred);
		(iv)	$1,050,000 in aggregate before January 1, 2007; and
		(v)	$1,550,000 in aggregate before January 1, 2008.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $2,000,000 and the right of first refusal on the remaining 50%.

	h)	May Creek Property (Mayo Mining District, Yukon Territory)

The May Creek property consists of 84 mineral claims in the Mayo Mining District, Yukon Territory and is held pursuant to an option agreement dated August 1, 2006, that gives the Company the right to earn a 100% interest, subject to a 2% NSR royalty. In order to exercise the option, the Company must pay a total of $255,000 cash consideration, issue a total of 750,000 shares and incur exploration expenditures aggregating $500,000 as follows:

Cash considerations to be made:

		(i)	$20,000 paid within five business days upon acceptance of the Option Agreement by the TSX Venture Exchange (paid);
		(ii)	a further $30,000 to be paid on or before August 01, 2007;
		(iii)	a further $40,000 to be paid on or before August 01, 2008;
		(iv)	a further $40,000 to be paid on or before August 01, 2009;
		(v)	a further $45,000 to be paid on or before August 01, 20010;
		(vi)	a further $50,000 to be paid on or before August 01, 20011;

Share considerations to be made:

		(i)	150,000 shares issued within five business days upon acceptance of the Option Agreement by the TSX Venture Exchange (issued);
		(ii)	a further 150,000 shares to be issued on or before August 01, 2007;
		(iii)	a further 100,000 shares to be issued on or before August 01, 2008;
		(iv)	a further 100,000 shares to be issued on or before August 01, 2009;
		(v)	a further 100,000 shares to be issued on or before August 01, 2010; and
		(vi)	a further 150,000 shares to be issued on or before January 1, 2011;

Exploration expenditures to be incurred:

$500,000 during the term of this agreement.

The Company will have the right to purchase 50% of the NSR royalty retained by the Optionor for a purchase price of $1,000,000 and the right of first refusal on the remaining 50%.

The Company applies for Mining Exploration Tax Credits ("METC") on qualifying mineral exploration expenditures incurred. METC’s totalling $81,559, were accrued at December 31, 2006 (March 31, 2006 - $81,559)

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

5.	SHARE CAPITAL

	Authorized

	100,000,000 common shares without par value

	Issued and outstanding:
			# of shares	- $ -

	Balance - March 31, 2006		21,581,863	6,370,101

	(a)	Flow-through shares – brokered private placement	6,250,000	3,437,500
		Non-flow-through shares – brokered private placement	1,250,000	625,000
	(b)	Non-flow-through shares – non-brokered private placement	1,000,000	500,000
	(c)	Flow-through shares – private placement	1,270,000	508,000
	(d)	Warrants exercised	1,159,500	449,575
	(e)	Options exercised	225,000	90,000
	(f)	Mineral property option payments	650,000	228,000
	(g)	Finders fees	467,500	233,750
		Less: Share issue costs	-	(401,094)
		Fair value of stock options exercised transferred from contributed surplus	-	54,090

	Balance – December 31, 2006		33,853,863	12,094,922

(a)

On April 26, 2006 the Company issued 6,250,000 flow-through units through a brokered private placement at a price of $0.55 per unit. Each flow through unit consists of one share and one half share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

The Company also issued 1,250,000 non-flow-through-units through a brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one share and one half share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

(b)

On May 4, 2006 the Company issued 1,000,000 non-flow-through-units through a non-brokered private placement at a price of $0.50 per unit. Each non-flow-through-unit consists of one share and one half share purchase warrant exercisable at a price of $0.70 per share for a period of eighteen months.

(c)

On December 22, 2006 the Company issued 1,270,000 flow-through units through a private placement at a price of $0.40 per unit. Each flow through unit consists of one share and one quarter share purchase warrant exercisable at a price of $0.60 per share for a period of twelve months.

(d)	In the current period 1,159,500 warrants were exercised and shares issued at prices ranging from $0.35 to $0.40 per share.

(e)	In the current period 225,000 options were exercised and 225,000 shares issued at $0.40 per share.

(f)	Pursuant to the mineral property option agreements, the Company issued 650,000 shares at prices ranging from $0.30 to $0.38 per share for a total fair value of $228,000.

(g)	Finders fees were paid to non-related parties.

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

6.	STOCK OPTIONS

	At December 31, 2006, the following stock options were outstanding

	Number of Options	Exercise Price $	Expiry date

	500,000	0.35	July 19, 2007
	100,000	0.35	September 18, 2008
	250,000	0.45	July 05, 2008
	650,000	0.50	February 01, 2008
	150,000	0.50	March 3, 2008
	100,000	0.50	May 26, 2008
	750,000	0.70	October 26, 2007
	525,000	0.70	May 26, 2008

	3,025,000

The Fair value of stock options granted during the year was $179,635 The weighted average grant date fair value of options granted during the year was $0.18 per option.

The fair value for stock options granted was estimated using the Black Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	Interest rate range	4,06% - 4,41%
	Term of options	2 years
	Volatility range	90% - 92%

7.	CONTRIBUTED SURPLUS:

	December 31 2006 - $ -	March 31 2006 - $ -
Balance beginning of period	296,818	270,618
Fair value of stock options granted	179,635	215,077
Fair value of stock options cancelled/forfeited	(33,620)	(104,235)
Fair value of stock options exercised transferred to share capital	(54,090)	(84,642)
Balance end of period	388,743	296,818

8.	SHARE PURCHASE WARRANTS

	At June 30, 2006, the following Share purchase warrants were outstanding

	Number of Warrants	Exercise Price $	Expiry date

	680,000	0.35	January 31, 2007
	442,500	0.60	December 22, 2007
	4,250,000	0.70	October 26, 2007
	222,500	0.70	November 01, 2007

	5,595,000

LOGAN RESOURCES LTD. (An Exploration Stage Company) NOTES TO INTERIM FINANCIAL STATEMENTS NINE MONTHS ENDED DECEMBER 31, 2006 (UNAUDITED – PREPARED BY MANAGEMENT)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

			December 31 2006 - $ -	December 31 2005 - $ -
	(a)	Transactions during period:

		Management fees paid to a company controlled by a Director	45,000	22,500
		Property supervision fees paid to a company controlled by a Director	48,026	25,642
		Rent paid to a company with common officers and directors	20,625	8,722

			December 31 2006 - $ -	March 31 2006 - $ -
	(b)	Balances:
		Amounts due from related parties	537	-
		Amounts due to related parties represents advances provided by a director and related companies with common directors	1,785	134,020

10.	SUBSEQUENT EVENTS

	(a)	Pursuant to the Heidi property purchase agreement, the Company issued 150,000 shares at a price of $0.38 per share to the vendor.

	(b)	The Company issued 546,500 shares on warrants exercised at $0.35 for proceeds of $191,275.

	(c)	The Company received $47,000 for share subscriptions receivable.

11.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current presentation

Logan Resources Ltd.

Management Discussion and Analysis

For the Nine Months Ended December 31, 2006

INTRODUCTION

The following management discussion and analysis of the financial position of Logan Resources Ltd. (“Company”) and results of operations should be read in conjunction with the interim unaudited financial statements and accompanying notes for the nine months ended December 31, 2006.  The interim unaudited financial statements together with the following management discussion and analysis are intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as forward-looking statements relating to potential future performance.  All statements, other than those of historical fact, included in this MD&A, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance such statements will prove accurate and actual results and future events could differ materially from those anticipated in such statements.

Readers of this management discussion and analysis are also advised to read the Company’s audited financial statements for the year ended March 31, 2006.

DESCRIPTION OF BUSINESS

Logan Resources Ltd. was incorporated in the Province of British Columbia.  It is engaged in the acquisition, exploration and development of mineral properties in British Columbia, Saskatchewan and the Yukon.  The Company is a reporting issuer in British Columbia and its shares trade on the TSX-Venture Exchange under the symbol LGR.

At this time, the Company does not own any operating mines and has no operating income/sales from mineral production. Funding for operations is raised primarily through public and private share offerings.  Future operations and the Company’s ability to meet mineral property option commitments are dependent on the Company’s ability to raise sufficient funding through share offerings, debt, or operations to support current and future expenditures. At December 31, 2006, the Company had working capital of $4,057,330.

Realization of the carrying value of mineral interests is dependent upon funding, the ability of the Company and third parties to bring mineral interests into profitable production, or recovery from sale.

The interim unaudited financial statements have been prepared on a going concern assumption which contemplates the company will continue in operation and realize its assets and discharge its liabilities in the normal course of operations. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required.

FINANCIAL SUMMARY

During the nine-month period, the Company raised $5,070,500 from private placements of 7,520,000 flow-through units at a prices ranging from $0.40 to $0.55 per unit and 2,250,000 non-flow-through units at a price of $0.50 per unit. The exercising of 1,159,500 warrants and 225,000 options netted $539,575. A total of $1,688,751 was spent on mineral interest acquisition and exploration expenditures. Administration expenses amounted to $788,132 before gain on sale of securities of $160,129 and interest received of $106,052.  There was a net increase in cash of $3,090,038 during the period.

RESULTS OF OPERATIONS

Net loss for the nine month period was $521,951 compared with $351,450 for the same period in the prior year, reflecting an increase in expenditures of $170,501.  Significant line item changes were as follows:

•

Administration salaries increased by $120,346 due to additional staff resources and professional development.

•

Stock-based compensation increased by $75,153 as a result of stock options granted at higher values in the current period.

•

Professional fees increased by $35,011 mainly due to increased contracting services.

•

Gain on securities of $160,129 was realized on the sale of securities.

•

Interest income of $106,052 was generated by investment of cash in short-term interest bearing deposits.

•

Business development expenses increased by $73,720 due to increased efforts to raise the profile of the Company.

SUMMARY OF QUARTERLY RESULTS

	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Net loss	(91,279)	(231,111)	(199,561)	(106,085)	(73,320)	(204,999)	(73,131)	(184,221)
Net loss per share	(0.003)	(0.007)	(0.007)	(0.005)	(0.004)	(0.012)	(0.004)	(0.012)

LIQUIDITY

As at December 31, 2006 the Company had working capital of $4,057,330 which management considers sufficient to continue operations for the coming year. However, there are insufficient funds to meet all property commitments listed below, as they now stand. The Company will be seeking further funds, from private placements and public offerings, to meet these commitments or may seek extensions to the exploration expenditure schedule.  Also, in the longer term, in order to continue operations, and in particular, to fund ongoing expenditure commitments as set out in Note 4 in the notes to the financial statements, the Company will need to raise additional capital.

CAPITAL RESOURCES AND EXPLORATION EXPENDITURE COMMITMENTS

The Shell Creek, Heidi, Cheyenne and Albert Creek properties are held under option agreements.  Under these agreements the Company must make various cash and stock payments and incur exploration expenditures by various deadlines.  Details of these requirements are listed in the notes to the unaudited interim financial statements.

At the date of this report, all cash payments on the above four options were up to date and all share payments have been made. Extensions have been received for all exploration expenditure commitments that have not yet been met.

Under the Cheyenne option, cash expenditure requirements for the year ahead are already met. The Albert Creek, Antler Creek, Carswell and Redford properties have no further property acquisition expenditure requirements, beyond the standard assessment exploration, to remain in good standing.  The 75% interest now held in the Albert Creek property can be increased by a further issue of shares at the option of the Company (see notes to financial statements).

RELATED PARTY TRANSACTIONS

For details of related party transactions, the reader is directed to Note 9 to the unaudited interim financial statements and comments included in the March 31, 2006 annual MD&A.

EXPLORATION EXPENDITURES

The Company spent a total of $1,916,751 on exploration in the current period. The focus of the work in the current period was on the Company’s Shell Creek and Heidi, Yukon mineral properties where expenditures totaled $916,452 and $618,104 respectively.  A total of $382,195 was spent on the Company’s other mineral interests.  Full details on exploration expenditures are disclosed in Note 4 accompanying the unaudited interim financial statements. See the mineral property update below, for further details of activities.

MINERAL INTERESTS UPDATE

Albert Creek (British Columbia)

(Lead-Zinc-Silver)

The Albert Creek property is located in the Laird Mining Division, in northern BC about 60 km west/southwest of Watson Lake, Yukon. The regional geology is favorable for two kinds of deposits- sedimentary exhalative (Sedex) Zn-Pb-Ag and Polymetalic manto Zn-Pb-Ag.  During the financial year ending March 31, 2006, Logan carried out an exploration program consisting of line cutting, soil geochemistry and magnetic and horizontal loop electromagnetic geophysical surveys.  A report dated January 2006 by J.L. LeBel (P.Eng) recommends a deep penetrating electromagnetic survey to explore for mineralization at depth greater than 100 m. No further exploration work has been conducted to date. The Albert Creek claims are in good standing until 2010. Logan continues to seek a joint venture partnership for the Albert Creek property.

Antler Creek (British Columbia)

(Gold)

Antler Creek is located in the heart of the historic Barkerville-Wells gold camp, BC. Logan Resources Ltd. is seeking a joint venture partnership for the Antler Creek property.

Cheyenne (Yukon)

(Gold)

The Cheyenne Gold Project is located 60 km northeast of Dawson City, 1.5 km east of the Dempster Highway, and 30 km west of Logan’s Heidi gold property in the Mayo Mining District, Yukon Territory. The property is comprised of 364 mining claims covering 7,430 hectares.

Additional Targets Identified on the Cheyenne Gold Project

During the last quarter, Logan’s geologists analyzed the results of the geophysical survey, geological mapping and sampling programs conducted last summer and identified additional targets on the Cheyenne property. The Company confirmed gold in grab samples collected from outcrops on the property. The results are as follows:

- Sample collected from the AJ vein assayed 77.7 g/t gold

- Sample collected from the JC vein assayed 8.40 g/t gold

- Sample collected from the Golden Wall vein assayed 5.04 g/t gold

Logan expects to investigate these targets further with diamond drilling this exploration season.

Redford (British Columbia)

(Gold-Silver-PGE-Copper-Cobalt)

The Redford Property is located 20 km northeast from Ucluelet, Vancouver Island. Logan Resources Ltd. is seeking a joint venture partnership for the Redford property.

Shell Creek (Yukon)

(Copper-Gold-Uranium)

The Shell Creek property is located 75 km northwest of Dawson City, in west-central Yukon Territory. During the first quarter ended June 30, 2006, the Company conducted ground magnetic surveys and geochemical sampling on the northwest portion of the claim block. Results from the geochemical survey were analyzed by Acme Labs in Vancouver and are discussed below.

Results of Soil Geochemical Survey on the Shell Creek Property

Logan analyzed the results of the detailed soil geochemical survey over the northeastern end of the Shell Creek property. The area of anomalous copper in soils has been expanded to cover 13.4 km by 1.8 km. A surface geochemical survey consisting of 2,260 samples was completed in the 2006 field season and the assay results have confirmed and enlarged the copper soil anomalies over the property.  Several large zones of anomalous copper greater than 200 ppm, well above the regional threshold in this geological region of the Yukon, will be targeted for diamond drilling in the 2007 field season. Values up to 620 ppm Cu were realized with the program.  Additionally, gold in outcrop assayed 3.4 g/t gold and was coincident with the higher copper geochemical results.  Gold values up to 9.3 g/t were previously reported.

Results of Diamond Drilling Program on the Shell Creek Property

Three holes were drilled targeting an induced polarization target last summer. Results from these holes were received from Acme Labs in Vancouver. As expected, no significant values were intersected, as the holes did not reach the intended depths of 400-600 m (Reference is made to the news release issued on September 5, 2006). The deepest hole was drilled to a depth of 176.26 m.  A 2 m sample assaying 1 g/t gold was intersected in the overburden-bedrock section of Hole SCK-06-01. The Company intends to drill the Shell Creek property in early spring and continue its evaluation of this property.

Heidi (Yukon)

(Gold)

The Heidi Property is located approximately 95 km east-northeast of Dawson, Yukon and approximately 30 km east of the Dempster Highway.

Diamond Drilling Program Conducted on the Heidi Property

The Company conducted a diamond drill program to test several high priority targets previously identified from the coincident gold geochemical and induced polarization anomalies. Logan concluded the program due to the onset of winter weather conditions. Two holes, totaling approximately 427 m (1400feet) were completed and sulphide mineralization was intersected in both. All drill core samples were shipped to Acme Analytical Labs in Vancouver.

Logan expects to return early spring to continue its evaluation of the priority targets on the Heidi property identified by the last drilling program.

Carswell Dome (Saskatchewan)

(Uranium)

The property is located on the Carswell Dome Formation, Athabasca Basin, Saskatchewan. The Company optioned the property to ESO Uranium Corp. (formerly Essendon Solutions Inc.). Pursuant to the agreement dated March 2, 2005, the Company granted ESO Uranium Corp. (ESO) the option to earn 50% interest in uranium mineral claims by:

•

paying $25,000

•

issuing up to 200,000 common shares in the capital of ESO at a deemed price of $0.25

•

fulfilling a work commitment of $300,000 on the property over 3 years.

ESO Uranium Corp. drilled the property last year. Two out of the eight holes drilled intersected uranium with grades up to 0.823%. (See news release issued by Logan Resources Ltd. on Wednesday, May 10, 2006).

During the last quarter, Logan provided clarification regarding its Carswell uranium project in the Athabasca Basin.  ESO Uranium Corp. (ESO) has been actively exploring the property to earn a 50% interest in the property.  Logan refers to its claims as the Carswell project. ESO identifies them as the Gorilla Lake project.

The mineralization that has been reported on this property is in the same geological units as the Cluff Lake deposit. Logan’s two claims covering 18,661 acres (7,552 hectares) are located on the Carswell Dome, otherwise known as the Cluff Structure. The Company is currently actively working towards a joint venture agreement with ESO Uranium

New Property Acquisition: May Creek Silver Project

During the quarter, Logan entered into an option agreement with Shawn Ryan of Dawson City, Yukon. The Company was granted an option to acquire a 100% interest in the May Creek silver project. The property consists of 84 claims, and is located in the Mayo Mining District of the Yukon Territory, 45 km west-northwest of the community of Mayo. The May Creek property is accessible by a bulldozer trail system. The trail connects the property to the highway linking the community of Mayo to Whitehorse.

To exercise the option to acquire a 100% interest in the May Creek property, Logan must do the following:

•

pay the vendor the sum of $225,000,

•

issue 750,000 common shares to the vendor

•

incur $500,000 of exploration work on the property over a period of five years.

The vendor retained a 2% net smelter return royalty, one-half of which may be purchased by Logan for the sum of $1,000,000. The Company holds a right of first refusal on the balance of the royalty.

The property was discovered in 1922. It was originally explored as a silver project although exploration over the years has identified multiple targets prospective for gold, copper, lead, zinc and silver. There is significant exposure of surface mineralization and trenching as well as numerous accounts of silver and gold assays from trenches and float over the entire property. The property has never been drilled.  Logan intends to conduct a thorough evaluation of the property this exploration season and will verify existing showings and historical assays.

The May Creek property covers what is believed to be a precious metal system associated with a Tombstone Intrusion. Numerous geochemical surveys have been conducted on the property. The most recent extended the soil geochemical analysis and provided additional coverage of the trenches.  The results of this work indicate a Skarn-type deposit with aureoles of gold, silver, copper, and zinc mineralization extending over numerous kilometers.  Larry LeBel, P.Eng, has been engaged to author a NI 43-101 on the property. Mr. LeBel visited the property in September 2006 to conduct a preliminary assessment.

SUBSEQUENT EVENTS

Logan Resources Secured Drill Contracts And Geological Team For Its Yukon Exploration Programs

(a)

Subsequent to 31 December 2006, Logan secured a diamond drill contract with Kluane Drilling Ltd. of Whitehorse, Yukon as well as a reverse circulation (RC) drill contract with Derex Drilling Services Ltd. of Armstrong, BC for its exploration programs in the Yukon this summer. Both companies have extensive experience, suitable equipment and experienced drill crews. In addition, Logan has recruited four geologists to manage the extensive exploration and drill programs, at its Shell Creek, Cheyenne, Heidi and May Creek properties, planned for this spring.

(b)

Pursuant to the Heidi property purchase agreement, the Company issued 150,000 shares at a price of $0.38 per share to the vendor.

(c)

The Company issued 546,500 shares on warrants exercised at $0.35 for proceeds of $191,275.

(d)

The Company received $47,000 for share subscriptions receivable.

ADDITIONAL INFORMATION

Additional information relating to the Company’s operations and activities can be found by visiting the Company’s website at www.loganresource.ca and by accessing the Company’s news releases and filings on the SEDAR website: www.sedar.com and SEC website: www.sec.gov .

LOGAN RESOURCES LTD.

Suite 1640 - 1066 WEST HASTINGS STREET

VANCOUVER

BRITISH COLUMBIA

V6E 3X1

TEL: (604) 689-0299

FAX: (604) 689-0288

TOLL FREE- CANADA: 1(877) 689-6130

TOLL FREE- USA: 1(800) 665-3772

CORPORATE INFORMATION

1.

DIRECTORS

Seamus Young, Vancouver, British Columbia

Peter F. Cummings, Delta, British Columbia

Judith T. Mazvihwa, Vancouver, British Columbia

F. Charles Vickers, Jr., Texas

Clifford H. Frame, Toronto, Ontario

2.

OFFICERS

Seamus Young, President and CEO

Judith T. Mazvihwa, CFO

Michael W. Hibbitts, VP Exploration

3.

REGISTERED OFFICE AND LEGAL COUNSEL

Miller Thomson LLP

Robson Court

1000-840 Howe Street

Vancouver, BC

V6Z 2M1

4.

AUDITORS

Manning Elliott LLP (Chartered Accountants)

11th Floor

1050 West Pender Street

Vancouver, BC

V6E 3S7

5.

REGISTRAR & TRANSFER AGENT

Computershare Investor Services Inc.

4th Floor

510 Burrard Street

Vancouver, BC

V6C 3B9

6.

TRADE SYMBOL

LGR-V TSX-Venture

       LGREF- PK (USA)

Form 52-109F2 - Certification of Interim Filings

I, Seamus Young, CEO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the interim period ending December 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

February 20, 2007

“Seamus Young”
_____________________________________
Seamus Young
CEO, President

Form 52-109F2 - Certification of Interim Filings

I, Judith T. Mazvihwa, CFO, of Logan Resources Ltd., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Logan Resources Ltd., (the issuer) for the interim period ending December 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:

February 20, 2007

“Judith T. Mazvihwa”
_____________________________________
Judith T. Mazvihwa
CFO